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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                               Commission File Number:

(Check One):  [ ] Form 10-K    [ ] Form 20-F    [ ] Form 11-K    [X] Form 10-Q
              [ ] Form N-SAR
                  For Period Ended:  September 30, 2001

              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:


PART I - REGISTRANT INFORMATION

Full name of Registrant:                    thehealthchannel.com, Inc.
Address of Principal Executive Office:      260 Newport Center Drive, Suite 250
City, State and Zip Code:                   Newport Beach, California  92660


PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [X]  (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12B-25 (c) has been attached if applicable.

PART III - NARRATIVE

The Company's Form 10-QSB for the quarterly period ended September 30, 2001 could not be filed within the prescribed period due to unanticipated delays in the completion of the Registrant's audited financial statements for the period ended September 30, 2001. These unanticipated delays could not be eliminated by the Company without unreasonable effort or expense. The Company, however, expects that its quarterly report on Form 10-QSB will be filed no later than the fifth calendar day following the prescribed due date.

thehealthchannel.com, Inc.
/s/ Donald J. Shea
Donald J. Shea
President, Chief Executive Officer

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Donald J. Shea                  (949)                    631-8317
          ----------------------------------------------------------------------
              (Name)                   (Area Code)            (Telephone Number)

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(2)  Have all other period reports required under Section 13 or  15(d)  of the  Securities  Exchange  Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

                                                                [X] Yes   [ ] No
--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                                                                [ ] Yes   [X] No
--------------------------------------------------------------------------------


                           thehealthchannel.com, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


DATE  November 14, 2001                 BY: Don Shea, President
      -----------------                     ------------------------------

Exhibit A
---------
                           Stonefield Josephson, Inc.
                          Certified Public Accountants
                                  [Letterhead]

VIA FACSIMILE (949) 833-9604
----------------------------

November 14, 2001

Mr. Greg Matton
Arter & Hadden LLP
Jamboree Center
Five Park Plaza, Suite 1000
Irvine, California  92614

Re:  thehealthchannel.com, Inc.
     --------------------------

Dear Greg;

As per various correspondences, below is the paragraph to be inserted as the factual reason for delay in filing the Form 10-QSB for the quarterly period ended September 30, 2001, as represented by management to Stonefield Josephson.

The Form 10-QSB for the quarterly period ended September 30, 2001 for thehealthchannel.com, Inc. could not be filed within the prescribed period because the Company was unable to complete certain information critical to filing a timely and accurate report on the internal financial aspects of the Company. Such inability could not have been eliminated by the registrant without unreasonable effort or expense. The Company plans to file its Form 10-QSB for the quarterly period ended September 30, 2001 within the prescribed five days from its original required filing date.

I can be reached at (310) 566-4370 for any further comments.

Very truly,

/s/ Neil Prasad

Neil Prasad

cc. Jeff Garrison